PROSPECTUS SUPPLEMENT
(To Prospectus dated April 7, 2003)

                                  $100,000,000

                       SOUTHWESTERN ELECTRIC POWER COMPANY

                     5.375% Senior Notes, Series C, due 2015

                                ----------------

     Interest on the senior notes is payable semi-annually on April 15 and October 15 of each year, beginning October 15, 2003. The senior notes will mature on April 15, 2015. We may redeem the senior notes in whole or in part at our option at any time, and from time to time, at a redemption price equal to 100% of the principal amount of the senior notes being redeemed plus, if applicable, a make-whole premium, together with accrued and unpaid interest to the redemption date. The senior notes do not have the benefit of any sinking fund.

     The senior notes are unsecured and rank equally with all of our other unsecured and unsubordinated indebtedness from time to time outstanding and will be effectively subordinated to all of our secured debt from time to time outstanding, including $261,505,000 of outstanding first mortgage bonds as of March 31, 2003.

     Investing in these notes  involves  risks.  See the section  entitled "Risk
Factors"   beginning  on  page  2  of  the  accompanying   prospectus  for  more
information.

                                ----------------

                                                                        Per Note      Total
Public offering price (1)................................................99.903%....$99,903,000
Underwriting discount.......................................................675%....$...675,000
Proceeds, before expenses, to Southwestern Electric Power Company (1)....99.228%....$99,228,000

------------
(1) Plus accrued interest, if any, from April 11, 2003, if settlement occurs after that date.


     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the senior notes or determined that this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

     The senior notes will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company on or about April 11, 2003.
                                ----------------

                           Joint Book-Running Managers

Banc of America Securities LLC                                       JPMorgan
                                ----------------

                                 Danske Markets

            The date of this prospectus supplement is April 8, 2003.

                                       S-8
                                TABLE OF CONTENTS


                              Prospectus Supplement

Selected Consolidated Financial Data........................................S-3
Use of Proceeds.............................................................S-4
Supplemental Description of the Senior Notes................................S-4
Underwriting................................................................S-7

                                   Prospectus

The Company.................................................................. 2
Risk Factors................................................................. 2
Prospectus Supplements.......................................................13
Ratio of Earnings to Fixed Charges...........................................13
Where You Can Find More Information..........................................14
Use of Proceeds .............................................................14
Description of the Notes ....................................................15
Plan of Distribution.........................................................20
Legal Opinions...............................................................21
Experts......................................................................21

                            -------------------------

     You should rely only on the information included or incorporated by reference in this prospectus supplement or the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date of this prospectus supplement.

     In this prospectus supplement, references to "we", "us", "our", and the "company" refer to Southwestern Electric Power Company, unless the context otherwise requires.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected consolidated financial information for each of the periods indicated. You should read the information in this table together with our consolidated financial statements and other financial information incorporated by reference in this prospectus supplement and the accompanying prospectus.

                                                        Year Ended December 31,
                                                     2002           2001           2000
                                                 -----------------------------------------
                                                       (in thousands except ratio data)
INCOME STATEMENTS DATA:
  Operating Revenues                             $1,084,720     $1,101,326      $1,118,274
  Operating Expenses                                942,251        955,119         989,996
                                                 ----------     ----------      ----------
  Operating Income                                  142,469        146,207         128,278
  Nonoperating Items, Net                              (309)           741           3,851

  Interest Charges                                   59,168         57,581          59,457
                                                 ----------     ----------      ----------
  Net Income                                         82,992         89,367          72,672
  Preferred Stock Dividend Requirements                 229            229             229
                                                 ----------     ----------      ----------
  Earnings Applicable to Common Stock            $   82,763     $   89,138      $   72,443
                                                 ==========     ==========      ==========
  Ratio of Earnings to Fixed Charges                   2.95           3.18            2.55


                                                          As of  December 31,
                                                     2002           2001           2000
                                                 ----------------------------------------
                                                                (in thousands)
BALANCE SHEETS DATA:
  Electric Utility Plant                         $3,596,174     $3,460,764      $3,319,024
  Accumulated Depreciation and Amortization       1,697,338      1,550,618       1,457,005
                                                 ----------     ----------      ----------
  Net Electric Utility Plant                     $1,898,836     $1,910,146      $1,862,019
                                                 ==========     ==========      ==========

  Total Assets                                   $2,208,675     $2,300,676      $2,658,389
                                                 ==========     ==========      ==========

  Common Shareholder's Equity                    $  661,769     $  689,578      $  674,652
                                                 ===========    ===========     ===========

  Preferred Stock                                $    4,701     $    4,701      $    4,701
                                                 ==========     ==========      ==========

  Trust Preferred Securities                     $  110,000     $  110,000      $  110,000
                                                 ==========     ==========      ==========

  Long-term Debt (a)                             $  693,448     $  645,283      $  645,963
                                                 ==========     ==========      ==========

  Total Capitalization and Liabilities           $2,208,675     $2,300,676      $2,658,389
                                                 ==========     ==========      ==========

(a) Including portion due within one year.

                                 USE OF PROCEEDS

     We propose to use the net proceeds from the sale of the senior notes to repay short-term indebtedness, including short-term indebtedness used to fund the maturity of $55,000,000 of the 6.625% first mortgage bonds which matured on February 1, 2003, and for other corporate purposes. Proceeds may be temporarily invested in short-term instruments pending their application to the foregoing purposes.


                  SUPPLEMENTAL DESCRIPTION OF THE SENIOR NOTES

     The following description of the particular terms of the senior notes supplements and in certain instances replaces the description of the general terms and provisions of the senior notes under "Description of the Notes" in the accompanying Prospectus. We will issue the senior notes under an indenture, dated as of February 25, 2000, between us and The Bank of New York, as trustee, as supplemented and amended and as to be further supplemented and amended. The senior notes will be issued only in registered form and in denominations of $1,000 and integral multiples of $1,000.

Principal Amount, Maturity and Interest

     The senior notes will initially be issued in an aggregate principal amount of $100,000,000. We may at any time and from time to time, without consent of the holders of the senior notes, issue additional notes having the same ranking, interest rate, maturity and other terms as the senior notes. These notes, together with the senior notes, will be a single series of notes under the Indenture.

     The senior notes will mature and become due and payable, together with any accrued and unpaid interest, on April 15, 2015 and will bear interest at the rate of 5.375% per year from April 11, 2003 until April 15, 2015. The senior notes are not subject to any sinking fund provision.

     Interest on each senior note will be payable semi-annually in arrears on each April 15 and October 15 and at redemption, if any, or maturity. The initial interest payment date is October 15, 2003. Each payment of interest shall include interest accrued through the day before such interest payment date. Interest on the senior notes will be computed on the basis of a 360-day year consisting of twelve 30-day months.

     We will pay interest on the senior notes (other than interest payable at redemption, if any, or maturity) in immediately available funds to the owners of the senior notes as of the Regular Record Date (as defined below) for each interest payment date.

     We will pay the principal of the senior notes and any premium and interest payable at redemption, if any, or at maturity in immediately available funds at the office of The Bank of New York, 5 Penn Plaza in New York, New York.

     If any interest payment date, redemption date or the maturity date is not a Business Day (as defined below), we will pay all amounts due on the next succeeding Business Day and no additional interest will be paid.

     The "Regular Record Date" will be the March 31 or September 30 prior to the relevant interest payment date.

     "Business Day" means any day that is not a day on which banking institutions in New York City are authorized or required by law or regulation to close.

Optional Redemption

     We may redeem the senior notes in whole or in part at our option at any time and from time to time, upon no more than 60 and not less than 30 days' notice. We may redeem the senior notes at a redemption price equal to the greater of (1) 100% of the principal amount of the senior notes being redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the senior notes being redeemed (excluding the portion of any such interest accrued to the date of redemption) discounted (for purposes of determining present value) to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 25 basis points, plus, in each case, accrued interest thereon to the date of redemption.

     "Treasury Rate" means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the senior notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the senior notes.

     "Comparable Treasury Price" means, with respect to any redemption date, (1) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third Business Day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (2) if such release (or any successor release) is not published or does not contain such prices on such third Business Day, the Reference Treasury Dealer Quotation for such redemption date.

     "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by us and reasonably acceptable to the trustee.

     "Reference Treasury Dealer" means a primary U.S. Government Securities Dealer selected by us and reasonably acceptable to the trustee.

     "Reference Treasury Dealer Quotation" means, with respect to the Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at or before 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

Limitations on Liens

     So long as any of our senior notes issued pursuant to this prospectus supplement are outstanding, we will not create or suffer to be created or to exist any additional mortgage, pledge, security interest, or other lien (collectively "Liens") on any of our utility properties or tangible assets now owned or hereafter acquired to secure any indebtedness for borrowed money ("Secured Debt"), without providing that such senior notes will be similarly secured. This restriction does not apply to our subsidiaries, including Dolet Hills Lignite Company, LLC, nor will it prevent any of them from creating or permitting to exist Liens on their property or assets to secure any Secured Debt. Further, this restriction on Secured Debt does not apply to our existing first mortgage bonds that have previously been issued under our mortgage indenture or any indenture supplemental thereto; provided that this restriction will apply to future issuances thereunder (other than issuances of refunding first mortgage bonds). In addition, this restriction does not prevent the creation or existence of:

     o Liens on property existing at the time of acquisition or construction of such property (or created within one year after completion of such acquisition or construction), whether by purchase, merger, construction or otherwise, or to secure the payment of all or any part of the purchase price or construction cost thereof, including the extension of any Liens to repairs, renewals, replacements, substitutions, betterments, additions, extensions and improvements then or thereafter made on the property subject thereto;

     o    Financing of our accounts receivable for electric service;

     o Any extensions, renewals or replacements (or successive extensions, renewals or replacements), in whole or in part, of liens permitted by the foregoing clauses; and

     o The pledge of any bonds or other securities at any time issued under any of the Secured Debt permitted by the above clauses.

     In addition to the permitted issuances above, Secured Debt not otherwise so permitted may be issued in an amount that does not exceed 15% of Net Tangible Assets as defined below.

     "Net Tangible Assets" means the total of all assets (including revaluations thereof as a result of commercial appraisals, price level restatement or otherwise) appearing on our balance sheet, net of applicable reserves and deductions, but excluding goodwill, trade names, trademarks, patents, unamortized debt discount and all other like intangible assets (which term shall not be construed to include such revaluations), less the aggregate of our current liabilities appearing on such balance sheet. For purposes of this definition, our balance sheet does not include assets and liabilities of our subsidiaries.

     This restriction also will not apply to or prevent the creation or existence of leases made, or existing on property acquired, in the ordinary course of business.



Texas Restructuring

     Under Texas restructuring legislation, we were required to submit a plan to the Public Utility Commission of Texas ("PUCT") to structurally unbundle our business activities into a retail electric provider, a power generation company and a transmission and distribution utility. That plan has been approved by the PUCT.

     Currently customer choice of electricity suppliers is delayed in our service area, the Southwest Power Pool ("SPP") area. Until competition commences in the SPP, our assets will not be separated. When competition does commence in the SPP, we plan, subject to regulatory approvals, to transfer Texas jurisdictional transmission and distribution assets to affiliates. At the time of such transfer, the senior notes issued pursuant to this prospectus supplement will remain as senior unsecured obligations of the remaining vertically integrated company, which is expected at that time to include generation assets and transmission and distribution assets in Louisiana and Arkansas.

                                  UNDERWRITING

     Banc of America Securities LLC and J.P. Morgan Securities Inc. are acting as representatives of the underwriters named below (the "Representatives"). Subject to the terms and conditions of an underwriting agreement dated the date hereof between us and the underwriters, we have agreed to sell to each of the underwriters named below and each of the underwriters has severally and not jointly agreed to purchase from us the respective principal amount of senior notes set forth opposite its name below:

                                                            Principal Amount
                  Underwriter                                of Senior Notes
                  -----------                                ---------------
         Banc of America Securities LLC.....................  $ 45,000,000
         J.P. Morgan Securities Inc.........................    45,000,000
         Danske Markets Inc.................................    10,000,000
                                                             --------------
                  Total.....................................  $100,000,000
                                                              ============

     In the underwriting agreement, the underwriters have agreed to purchase all of the senior notes offered if any of the senior notes are purchased.

     The expenses associated with the offer and sale of the senior notes are expected to be approximately $270,000.

     The underwriters propose to offer the senior notes to the public at the initial public offering price set forth on the cover page of this prospectus supplement and to certain dealers at such price less a concession not in excess of .400% per senior note. The underwriters may allow, and such dealers may reallow, a discount not in excess of .250% per senior note to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     Prior to this offering, there has been no public market for the senior notes. The senior notes will not be listed on any securities exchange. The Representatives have advised us that they intend to make a market in the senior notes. The Representatives will have no obligation to make a market in the senior notes, however, and may cease market making activities, if commenced, at any time. No assurance can be given as to the liquidity of the trading market for the senior notes or that an active public market for the senior notes will develop. If an active public trading market for the senior notes does not develop, the market price and liquidity of the senior notes may be adversely affected.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments that each underwriter may be required to make in respect thereof.

     In connection with the offering, the Representatives may engage in transactions that stabilize, maintain or otherwise affect the price of the senior notes. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purposes of preventing or retarding a decline in the market price of the senior notes and syndicate short positions involving the sale by the Representatives of a greater number of senior notes than they are required to purchase from us in the offering. The Representatives also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker dealers in respect of the securities sold in the offering for their account may be reclaimed by the syndicate if such senior notes are repurchased by the syndicate in stabilizing or covering transactions. Any of these activities may cause the price of the senior notes to be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

     Some of the underwriters or their affiliates engage in transactions with, and have performed services for, us and our affiliates in the ordinary course of business.

     The Representatives will make the senior notes available for distribution on the Internet through a proprietary Web site and/or third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc., a registered broker-dealer, will receive compensation from the Representatives based on transactions the Representatives conduct through the system. The Representatives will make the senior notes available to their customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

..

                                   PROSPECTUS

                       SOUTHWESTERN ELECTRIC POWER COMPANY
                                1 Riverside Plaza
                              Columbus, Ohio 43215
                                  614-716-1000

                                  $350,000,000
                                 UNSECURED NOTES
                                  TERMS OF SALE

     The following terms may apply to the $350,000,000 unsecured notes (the "notes") that we may sell at one or more times. A pricing supplement or prospectus supplement will include the final terms for each note. If we decide to list upon issuance any note or notes on a securities exchange, a pricing supplement or prospectus supplement will identify the exchange and state when we expect trading could begin.

     -    Mature 9 months to 50 years
     -    Fixed or floating interest rate
     -    Remarketing features
     -    Certificate or book-entry form
     -    Subject to redemption
     -    Not convertible, amortized or subject to a sinking fund
     -    Interest paid on fixed rate notes quarterly or semi-annually
     -    Interest   paid   on   floating   rate   notes   monthly,   quarterly,
             semi-annually, or annually
     -    Issued in multiples of a minimum denomination

INVESTING IN THESE NOTES INVOLVES RISKS. SEE THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 2 FOR MORE INFORMATION.

     The notes have not been approved or disapproved by the Securities and Exchange Commission ("SEC") or any state securities commission, nor have these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

                  The date of this prospectus is April 7, 2003.

                                   THE COMPANY

     We generate, sell, purchase, transmit and distribute electric power. We serve approximately 437,000 retail customers in northeastern Texas, northwestern Louisiana and western Arkansas. We also sell and transmit power at wholesale to other electric utilities, municipalities, electric cooperatives and non-utility entities engaged in the wholesale power market. Our principal executive offices are located at 1 Riverside Plaza, Columbus, Ohio 43215 (telephone number 614-716-1000). We are a subsidiary of American Electric Power Company, Inc., a public utility holding company, and we are a part of the American Electric Power integrated utility system. The executive offices of American Electric Power Company, Inc. are located at 1 Riverside Plaza, Columbus, Ohio 43215 (telephone number 614-716-1000).

                                  RISK FACTORS

                         RISKS RELATED TO OUR REGULATED
                        BUSINESS AND EVOLVING REGULATION

     o Our rates are subject to regulation by three states and a federal agency whose regulatory paradigms and goals may not be consistent.

     We operate in, and are subject to the laws and regulations of, the states of Texas, Louisiana and Arkansas. We are currently a vertically integrated electric utility and most of our revenue results from the sale of electricity to retail customers subject to bundled rates that are approved by the applicable state utility commission and, to a certain extent, the Federal Energy Regulatory Commission (the "FERC"). Texas has enacted electric utility restructuring legislation ("Texas Restructuring Legislation") that requires the legal separation and deregulation of generation assets from transmission and distribution assets that will remain regulated. The implementation of such legislation has been delayed in the portion of Texas in which we operate. Arkansas has repealed its electric utility restructuring law at the request of the Arkansas Public Service Commission ("Arkansas Commission"). The restructuring law had not been implemented prior to its repeal. Louisiana has not enacted an electric utility restructuring law and has not announced any plans to do so, and the Louisiana Public Service Commission ("Louisiana
Commission") has determined that retail competition is not in the public interest at this time.

     FERC has pursued several regulatory initiatives, such as the formation and operation of new regional transmission organizations, or "RTOs", which have been designed to generally facilitate competition in the energy sector. States such as Louisiana have questioned both the FERC's jurisdiction to pursue such initiatives and their benefit, if any, to the ratepayers in their state. Our state commissions generally have authority over the sale or other transfer of control, of transmission assets to an RTO.

     Exposure to inconsistent state and Federal regulatory standards may limit our ability to operate profitably. Further alteration of the regulatory landscape in which we operate may harm our financial condition and results of operations.

     o We are subject to the risk that our regulators will not permit recovery of material amounts of our fuel costs.

     Our retail rates currently in effect in Louisiana are adjusted based on our cost of fuel in accordance with a fuel cost adjustment. The fuel cost adjustment is applied to each billing month based on the second previous month's average fuel cost. Provision for any over- or under-recovery of fuel costs is allowed under an automatic fuel clause.

     In Arkansas, a fuel adjustment rider is developed annually based on the previous year's actual fuel cost. This factor is then applied to each billing month's sales, allowing us to recover fuel costs from customers. Any difference between actual fuel cost for the month and revenues collected from customers, including interest, will be used in the determination of the annual factor for the following year.

     The Louisiana Commission and the Arkansas Commission may audit our fuel costs to determine the reasonableness of the actual fuel costs. To the extent these commissions do not permit us to recover fuel costs under the procedures described above, our net income could be materially reduced.

     Fuel recovery for Texas utilities is a multi-step procedure. When fuel costs change, utilities file twice each year with the PUCT for authority to adjust fuel factors. If a utility's prior fuel factors result in an over- or under-recovery of fuel, the utility will also request a surcharge factor to refund or collect that amount. While fuel factors are intended to recover all fuel-related costs, final settlement of these accounts are subject to reconciliation and approval by the PUCT. Fuel reconciliation proceedings determine whether fuel costs incurred and collected during the reconciliation period were reasonable and necessary. All fuel costs incurred since the prior reconciliation date are subject to PUCT review and approval. If material amounts are determined to be unreasonable and ordered to be refunded to customers, results of operations and cash flows would be diminished. As of December 31, 2002, the amount of fuel cost we have incurred that is subject to reconciliation is $520 million; the amount that we have over-recovered as of that date is $1.4 million. If PUCT does not reconcile and permit recovery for these costs for any reason, our revenue and income would suffer in a corresponding amount. Fuel cost recovery as described above will end upon implementation of Texas Restructuring Legislation in our service area.

     o The implementation of electric utility restructuring legislation in Texas may limit our ability to pass on to our customers our costs of production in those jurisdictions.

     While customer choice of electricity supplier began in much of Texas on January 1, 2002, it has been delayed in our service area. Pursuant to restructuring, delivery of electricity continues to be the responsibility of the local electric transmission and distribution company at regulated prices. Once customer choice is implemented, the protection afforded by retail fuel clause recovery mechanisms will likely be eliminated. In view of the fact that higher fuel prices and generating unit outage can only be partially passed through, and then only with regulatory approval, we would bear the costs associated with those events. At present, however, we are protected against market price changes by an active fuel clause.

     o    The  different  regional  power  markets  in which we  compete or will
          compete  in  the  future   have   changing   transmission   regulatory
          structures, which could affect our performance in these regions.

     Our results are likely to be affected by differences in the market and transmission regulatory structures in various regional power markets. Our ability to sell power produced by our generating capacity to certain markets may be restricted if there is insufficient transmission capacity available. The rules governing the various regional power markets may also change from time to time, which could affect our costs or revenues. Because it remains unclear which companies will be participating in the various regional power markets, or how RTOs will develop or what regions they will cover, we are unable to assess fully the impact that these power markets may have on our business.

     We are currently a member of the Southwest Power Pool ("SPP"). The SPP had agreed to merge with the Midwest Independent Transmission System Operator ("MISO"), an independent operator of transmission assets in the Midwest. MISO and SPP recently announced that they were no longer pursuing their merger. We provided notice that we will withdraw from the SPP after October 31, 2002. This action was taken to provide us additional flexibility in deciding which RTO we will ultimately join.

     The Louisiana and Arkansas Commissions are concerned about the effect on retail ratepayers of utilities in Louisiana and Arkansas joining RTOs. The Commissions have ordered the utilities in those states, including us, to perform and submit to the Commissions the costs and benefits of RTO options available to the utilities. The Louisiana Commission has also determined that certain RTO structures that contemplate legally transferring transmission assets to it are presumptively not in the public interest. To the extent we are faced with conflicting state and Federal requirements as to our participation in RTOs, it could adversely affect our ability to operate and recover transmission costs from retail customers.

     Management is unable to predict the outcome of these transmission regulatory actions and proceedings or their impact on the timing and operation of RTOs, our transmission operations or future results of operations and cash flows.

     o AEP's merger with CSW may ultimately be found to violate the Public Utility Holding Company Act of 1935 ("PUHCA").

     AEP acquired CSW in a merger completed on June 15, 2000. As a result of the merger AEP acquired four additional domestic electric utility companies, including us. On January 18, 2002, the U.S. Court of Appeals for the District of Columbia ruled that the SEC's June 14, 2000 order approving the merger failed to properly find that the merger meets the requirements of PUHCA and sent the case back to the SEC for further review. Specifically, the Court told the SEC to revisit its conclusion that the merger met PUHCA's requirement that the electric utilities be "physically interconnected" and confined to a "single area or region."

     We believe that the merger meets the requirements of PUHCA and expect the matter to be resolved favorably. We intend to fully cooperate with the staff of the SEC in supplementing the record, if necessary, to ensure the merger complies with PUHCA. We can give no assurance, however, that: (i) the SEC or any applicable court review will find that the merger complies with PUHCA, or (ii) the SEC or any applicable court review will not impose material adverse conditions on us in order to find that the merger complies with PUHCA. If the merger were ultimately found to violate PUHCA, it may require AEP to take remedial actions or divest assets, which may harm our results of operations or financial condition.

                       RISKS RELATED TO OUR POWER TRADING
                            AND WHOLESALE BUSINESSES

     o We plan to significantly reduce the scope and scale of our power trading and marketing operations.

     In October 2002 AEP announced its plans to reduce the exposure to energy trading markets of its subsidiaries that trade power (including us) and to downsize the trading and wholesale marketing operations conducted on behalf of such subsidiaries. It is expected that in the future our power trading and marketing operations will be limited to risk management around our generation assets and those of our regulated affiliates. Trading and marketing operations that were not limited to risk management around such assets have contributed to our wholesale revenues and earnings in the past. Management is unable to predict the effect this downsizing of our trading operations will have on our future results of operations and cash flows. The following risk factors appearing under this subheading should be read in light of the announcements discussed in this paragraph.

     o Our revenues and results of operations are subject to market risks that are beyond our control.

     We sell power from our generation facilities into the spot market or other competitive power markets or on a contractual basis. We also enter into contracts to purchase and sell electricity as part of our power marketing and trading operations. With respect to such transactions, we are not guaranteed any rate of return on our capital investments through regulated rates, and our revenues and results of operations are likely to depend, in large part, upon prevailing market prices for power in our regional markets and other competitive markets. These market prices may fluctuate substantially over relatively short periods of time. It is reasonable to expect that trading margins may erode as markets mature and that there may be diminished opportunities for gain should volatility decline. In addition, the FERC, which has jurisdiction over wholesale power rates, as well as independent system operators that oversee some of these markets, may impose price limitations, bidding rules and other mechanisms to address some of the volatility in these markets. Fuel prices may also be volatile, and the price we can obtain for power sales may not change at the same rate as changes in fuel costs. These factors could reduce our margins and therefore diminish our revenues and results of operations.

     Volatility in market prices for fuel and power may result from:

-    weather conditions;
-    seasonality;
-    power usage;
-    illiquid markets;
-    transmission or transportation constraints or inefficiencies;
-    availability of competitively priced alternative energy sources;
-    demand for energy commodities;
-    natural gas, crude oil and refined products, and coal production levels;
-    natural disasters, wars, embargoes and other catastrophic events; and
-    federal,  state  and  foreign  energy  and  environmental   regulation  and
     legislation.

     o Our power trading (including fuel procurement and power marketing) and risk management policies cannot eliminate the risk associated with these activities.

     Our power trading (including fuel procurement and power marketing) activities expose us to risks of commodity price movements. We attempt to manage our exposure through enforcement of established risk limits and risk management procedures. These risk limits and risk management procedures may not always be followed or may not work as planned and cannot eliminate the risks associated with these activities. As a result, we cannot predict the impact that our power trading and risk management decisions may have on our business, operating results or financial position.

     We routinely have open trading positions in the market, within established guidelines, resulting from the management of our trading portfolio. To the extent open trading positions exist, fluctuating commodity prices can improve or diminish our financial results and financial position.

     Our power trading and risk management activities, including our power sales agreements with counterparties, rely on projections that depend heavily on judgments and assumptions by management of factors such as the future market prices and demand for power and other energy-related commodities. These factors become more difficult to predict and the calculations become less reliable the further into the future these estimates are made. Even when our policies and procedures are followed and decisions are made based on these estimates, results of operations may be diminished if the judgments and assumptions underlying those calculations prove to be wrong or inaccurate.

     o Our financial performance may be adversely affected if we are unable to successfully operate our electric generating facilities.

     Our performance depends on the successful operation of our electric generating facilities. Operating electric generating facilities involves many risks, including:

-    operator error and breakdown or failure of equipment or processes;
- operating limitations that may be imposed by environmental or other regulatory requirements;
-    labor disputes;
-    fuel supply interruptions; and
- catastrophic events such as fires, earthquakes, explosions, floods or other similar occurrences.

     A decrease or elimination of revenues from power produced by our electric generating facilities or an increase in the cost of operating the facilities would adversely affect our results of operations.

     o Parties with whom we have contracts may fail to perform their obligations, which could harm our results of operations.

     We are exposed to the risk that counterparties that owe us money or power will breach their obligations. Should the counterparties to these arrangements fail to perform, we may be forced to enter into alternative hedging arrangements or honor underlying commitments at then-current market prices that may exceed our contractual prices, which would cause our financial results to be diminished and we might incur losses. Although our estimates take into account the expected probability of default by a counterparty, our actual exposure to a default by a counterparty may be greater than the estimates predict if defaults by counterparties exceed our estimates.

     o We rely on electric transmission facilities that we do not own or control. If these facilities do not provide us with adequate transmission capacity, we may not be able to deliver our wholesale electric power to the purchasers of our power.

     We depend on transmission facilities owned and operated by other unaffiliated power companies to deliver the power we sell at wholesale. This dependence exposes us to a variety of risks. If transmission is disrupted, or transmission capacity is inadequate, we may not be able to sell and deliver our wholesale power. If a region's power transmission infrastructure is inadequate, our recovery of wholesale costs and profits may be limited. If restrictive transmission price regulation is imposed, the transmission companies may not have sufficient incentive to invest in expansion of transmission infrastructure.

     The FERC has issued electric transmission initiatives that require electric transmission services to be offered unbundled from commodity sales. Although these initiatives are designed to encourage wholesale market transactions for electricity, access to transmission systems may in fact not be available if transmission capacity is insufficient because of physical constraints or because it is contractually unavailable. We also cannot predict whether transmission facilities will be expanded in specific markets to accommodate competitive access to those markets.

     o    We do not fully hedge against price changes in commodities.

     As part of our power marketing and trading operations, we routinely enter into contracts to purchase and sell electricity and to procure fuel. In connection with these trading activities, we routinely enter into financial contracts, including futures and options, over-the-counter options, swaps and other derivative contracts. These activities expose us to risks from price movements. If the values of the financial contracts change in a manner we do not anticipate, it could harm our financial position or reduce the financial contribution of our trading operations.

     We manage our exposure by establishing risk limits and entering into contracts to offset some of our positions (i.e., to hedge our exposure to demand, market effects of weather and other changes in commodity prices). However, we do not always hedge the entire exposure of our operations from commodity price volatility. To the extent we do not hedge against commodity price volatility, our results of operations and financial position may be improved or diminished based upon our success in the market.

     o We are unable to predict the course, results or impact, if any, of current or future energy market investigations.

     In February 2002, the FERC issued an order directing its staff to conduct a fact-finding investigation into whether any entity, including Enron Corp., manipulated short-term prices in electric energy or natural gas markets in the West or otherwise exercised undue influence over wholesale prices in the West, for the period January 1, 2000, forward. In April 2002, AEP furnished certain information to the FERC in response to their related data request.

     Pursuant to the FERC's February order, on May 8, 2002, the FERC issued further data requests, including requests for admissions, with respect to certain trading strategies engaged in by Enron Corp. and, allegedly, traders of other companies active in the wholesale electricity and ancillary services markets in the West, particularly California, during the years 2000 and 2001. This data request was issued to AEP as part of a group of over 100 entities designated by the FERC as all sellers of wholesale electricity and/or ancillary services to the California Independent System Operator and/or the California Power Exchange.

     The May 8, 2002 FERC data request required senior management to conduct an investigation into AEP's trading activities during 2000 and 2001 and to provide an affidavit as to whether AEP engaged in certain trading practices that the FERC characterized in the data request as being potentially manipulative. AEP's senior management complied with the order and denied its involvement with those trading practices.

     On May 21, 2002, the FERC issued a further data request with respect to this matter to AEP and over 100 other market participants requesting information for the years 2000 and 2001 concerning "wash", "round trip" or "sale/buy back" trading in the Western System Coordinating Council ("WSCC"), which involves the sale of an electricity product to another company together with a simultaneous purchase of the same product at the same price (collectively, "wash sales"). Similarly, on May 22, 2002, the FERC issued an additional data request with respect to this matter to AEP and other market participants requesting similar information for the same period with respect to the sale of natural gas products in the WSCC and Texas. After reviewing its records, AEP responded to the FERC that it did not participate in any "wash sale" transactions involving power or gas in the relevant market. AEP further informed the FERC that certain of its traders did engage in trades on the Intercontinental Exchange, an electronic electricity trading platform owned by a group of electricity trading companies, including AEP, on September 21, 2001, the day on which all brokerage commissions for trades on that exchange were donated to charities for the victims of the September 11, 2001 terrorist attacks, which do not meet the FERC criteria for a "wash sale" but do have certain characteristics in common with such sales.

     The Public Utilities Commission of Texas, which has jurisdiction over several of our affiliates, also issued similar data requests to AEP and other power marketers. AEP responded to such data request by the July 2, 2002 response date. We understand that the SEC and US Commodity Futures Trading Commission ("CFTC") are also looking into "wash sale" trading practices. The CFTC issued a subpoena to AEP on June 17, 2002 requesting information with respect to these matters. AEP responded to CFTC. In addition, the US Department of Justice made a civil investigation demand to AEP and other electric generating companies concerning their investigation of the Intercontinental Exchange. In August 2002, AEP received an informal data request from the SEC asking it to voluntarily provide documents related to "round-trip" or "wash" trades and AEP has provided the requested information to the SEC. In March 2003, AEP received a subpoena from the SEC. The subpoena seeks additional information and is part of the SEC's formal investigative process.

     AEP has completed a review of its trading activities in the United States for the last three years involving sequential trades with the same terms and counterparties. The revenue from such trading is not material to either our financial statements or AEP's. We believe that substantially all these transactions involve economic substance and risk transference and do not constitute "wash sales".

     Management is unable to predict the course or outcome of these or any future energy market investigations or their impact, if any, on power commodity trading generally or, more specifically, on our trading operations or future results of operations and cash flows.

     o Diminished liquidity in the wholesale power markets could negatively impact our earnings.

     The Enron Corp. bankruptcy and enhanced regulatory scrutiny have contributed to more rigorous credit rating review of wholesale power market participants. Credit downgrades and financial difficulties of certain other market participants have significantly reduced such participants' participation in the wholesale power markets. These events are causing a decrease in the number of significant participants in the wholesale power markets, at least temporarily, which could result in a decrease in the volume and liquidity in the wholesale power markets. Reduced liquidity in these markets could also hamper our efforts to exit transactions not related to risk management of our assets that we entered into before reducing the scale of our power marketing and trading operations. We are unable to predict the impact on our power marketing and trading business, if such developments continue.

     o    Uncertainty exists regarding FERC proposed security standards.

     In July  2002,  the  FERC  published  for  comment  its  proposed  security standards as part of the Standard Electricity Market Design ("SMD"). These standards are intended to ensure all market participants have a basic security program that effectively protects the electric grid and related market activities and require compliance by January 1, 2004. The impact of these proposed standards is far-reaching and has significant penalties for non-compliance. These standards apply to marketers, transmission owners, and power producers, including us. Compliance with these standards would represent a significant effort that will impact us. Unless the cost of compliance can be recovered from customers, results of operations and cash flows would be adversely affected.

     o Potential for disruption exists if the delay of a FERC market power mitigation order is lifted.

     A FERC order on AEP's triennial market based wholesale power rate authorization update required certain mitigation actions that certain AEP subsidiaries, including us, would need to take for sales/purchases within its control area and required AEP to post information on its website regarding its power systems status. As a result of a request for rehearing filed by AEP and other market participants, FERC issued an order delaying the effective date of the mitigation plan until after a planned technical conference on market power determination. No such conference has been held and management is unable to predict the timing of any further action by the FERC or its affect on future results of our operations and cash flows.

                 RISKS RELATED TO MARKET OR ECONOMIC VOLATILITY

     o    We  are  subject  to  risks   associated  with  a  changing   economic
          environment.

     In response to the occurrence of several recent events, including the September 11, 2001 terrorist attack on the United States, the ongoing war against terrorism by the United States, and the bankruptcy of Enron Corp., the financial markets have been disrupted in general, and the availability and cost of capital for our business and that of our competitors has been at least temporarily harmed. In addition, following the bankruptcy of Enron Corp., the credit ratings agencies initiated a thorough review of the capital structure and earnings power of energy companies, including us. These events could constrain the capital available to our industry and could limit our access to funding for our operations. Our business is capital intensive, and we are dependent upon our ability to access capital at rates and on terms we determine to be attractive. If our ability to access capital becomes significantly constrained, our interest costs will likely increase and our financial condition could be harmed and future results of operations could be significantly diminished.

     The insurance industry has also been disrupted by these events. As a result, the availability of insurance covering risks we and our competitors typically insure against may decrease. In addition, the insurance we are able to obtain may have higher deductibles, higher premiums and more restrictive policy terms.

     o A downgrade in our credit rating or that of AEP could negatively affect our ability to access capital and/or to operate our power trading businesses.

     Standard & Poor's and Moody's rate our senior, unsecured debt at BBB and Baa1, respectively. If Moody's or Standard & Poor's were to downgrade our long-term rating, particularly below investment grade, our borrowing costs would increase, which would diminish our financial results. In addition, we would likely be required to pay a higher interest rate in future financings, and our potential pool of investors and funding sources could decrease.

     On February 10, 2003, Moody's downgraded AEP's short-term debt rating to P-3 (with stable outlook) from P-2. On March 7, 2003, S&P affirmed AEP's short-term rating of A-2 with stable outlook. As a result of Moody's downgrade, AEP's access to the commercial paper market may be limited and our short-term borrowing costs may increase because we conduct our short-term borrowing through AEP and on the same terms available to AEP.

     Our power trading business relies on the investment grade ratings of our senior, unsecured debt. Most of our counterparties require the creditworthiness of an investment grade entity to stand behind transactions. If our rating were to decline below investment grade, our ability to profitably operate our power trading business would be diminished because we would likely have to deposit cash or cash related instruments, which would reduce our profits.

     o    Our operating results may fluctuate on a seasonal and quarterly basis.

     Electric power generation is generally a seasonal business. In many parts of the country, demand for power peaks during the hot summer months, with market prices also peaking at that time. In other areas, power demand peaks during the winter. As a result, our overall operating results in the future may fluctuate substantially on a seasonal basis. The pattern of this fluctuation may change depending on the terms of power sale contracts we enter into. In addition, we have historically sold less power, and consequently earned less income, when weather conditions are milder. We expect that unusually mild weather in the future could diminish our results of operations and harm our financial condition.

     o Changes in technology may significantly affect our business by making our power plants less competitive.

     A key element of our business model is that generating power at central power plants achieves economies of scale and produces power at relatively low cost. There are other technologies that produce power, most notably fuel cells, microturbines, windmills and photovoltaic (solar) cells. It is possible that advances in technology will reduce the cost of alternative methods of producing power to a level that is competitive with that of most central power station electric production. If this were to happen and if these technologies achieved economies of scale, our market share could be eroded, and the value of our power plants could be reduced. Changes in technology could also alter the channels through which retail electric customers buy power, thereby harming our financial results.

     o Changes in commodity prices may increase our cost of producing power or decrease the amount we receive from selling power, harming our financial performance.

     We are exposed to changes in the price and availability of coal and natural gas because a significant portion of our generating capacity is coal-fired with the remainder using natural gas as fuel. We have contracts of varying durations for the supply of fuel for most of our existing generation capacity, but as these contracts end, we may not be able to purchase fuel on terms as favorable as the current contracts. Our exposure to such changes in fuel costs is mitigated in part by our ability to recover fuel costs from regulated customers pursuant to state and Federal fuel recovery provisions, subject to applicable review by these regulatory bodies.

     Changes in the cost of fuel and changes in the relationship between such cost and the market price of power will affect our financial results. Since the price we obtain for power may not change at the same rate as the change in fuel costs, we may be unable to pass on the changes in costs to our customers in the future.

     Actual power prices and fuel costs will differ from those assumed in financial projections used to initially value our trading and marketing transactions, and those differences may be material. As a result, our financial results may be diminished in the future as those transactions are marked to market.

     o    Demand for power could exceed our supply capacity.

     We are currently obligated to supply power to our regulated retail and wholesale customers. At peak times, the demand for power required to meet this obligation may exceed our available generation capacity. Until recently, we have had little need to purchase power in the market for our retail customers. If current consumption trends continue in the future, we may be required to buy more power on the market or build additional generation. Either the market or regulators (through rate recovery) may not permit us to pass all of these purchase or construction costs on to our customers. To the extent regulators do not permit timely recovery of the base rate portion of these costs, we have exposure to regulatory lag associated with the time between the incurrence of costs of purchased or constructed capacity and their recovery in customers' rates.

                    RISKS RELATED TO ENVIRONMENTAL REGULATION

     o Our costs of compliance with environmental laws are significant, and the cost of compliance with future environmental laws could harm our cash flow and profitability.

     Our operations are subject to extensive federal, state and local environmental statutes, rules and regulations relating to air quality, water quality, waste management, natural resources and health and safety. Compliance with these legal requirements requires us to commit significant capital toward environmental monitoring, installation of pollution control equipment, emission fees and permits at all of our facilities. These expenditures have been significant in the past and we expect that they will increase in the future. Costs of compliance with environmental regulations could harm our industry, our business and our results of operations and financial position, especially if emission and/or discharge limits are tightened, more extensive permitting requirements are imposed, additional substances become regulated and the number and types of assets we operate increase.

     o Governmental authorities may assess penalties on us for failures to comply with environmental laws and regulations.

     If we fail to comply with environmental laws and regulations, even if caused by factors beyond our control, that failure may result in the assessment of civil or criminal penalties and fines against us. Recent lawsuits by the EPA and various states filed against certain of our affiliate utility companies highlight the environmental risks faced by generating facilities, in general, and coal-fired generating facilities, in particular.

                             PROSPECTUS SUPPLEMENTS

     We may provide information to you about the notes in up to three separate documents that progressively provide more detail: (a) this prospectus provides general information some of which may not apply to your notes, (b) the accompanying prospectus supplement provides more specific terms of your notes, and (c) if not in the accompanying prospectus supplement, the pricing supplement will provide the final terms of your notes. It is important for you to consider the information contained in this prospectus, the prospectus supplement and any pricing supplement in making your investment decision.

                       RATIO OF EARNINGS TO FIXED CHARGES

         The Ratio of Earnings to Fixed Charges for each of the periods indicated is as follows:

       Twelve Months
       Period Ended                 Ratio

       December 31, 1998            3.52
       December 31, 1999            2.95
       December 31, 2000            2.55
       December 31, 2001            3.18
       December 31, 2002            2.95

     For current information on the Ratio of Earnings to Fixed Charges, please see our most recent Form 10-K and 10-Q. See Where You Can Find More Information.

                       WHERE YOU CAN FIND MORE INFORMATION

     This prospectus is part of a registration statement we filed with the SEC. We also file annual, quarterly and special reports and other information with the SEC. You may read and copy any document we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. You may also examine our SEC filings through the SEC's web site at http://www.sec.gov.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the document listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all the notes.

     Annual Report on Form 10-K for the year ended December 31, 2002.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

          Mr. R. Todd Rimmer
          American Electric Power Service Corporation
          1 Riverside Plaza
          Columbus, Ohio 43215
          614-716-1000

     You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these notes in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

                                 USE OF PROCEEDS

     Unless otherwise stated in a prospectus supplement, the net proceeds from the sale of the notes will be used for general corporate purposes relating to our utility business. These purposes include redeeming or repurchasing outstanding debt or preferred stock and replenishing working capital. If we do not use the net proceeds immediately, we temporarily invest them in short-term, interest-bearing obligations. Our construction costs in 2003 are estimated to be approximately $104,900,000. At March 31, 2003, our outstanding short-term debt was approximately $102,716,000.

                            DESCRIPTION OF THE NOTES

General

     We will issue the notes under the Indenture dated February 25, 2000 (as previously supplemented and amended) between us and the Trustee, The Bank of New York. This prospectus briefly outlines some provisions of the Indenture. If you would like more information on these provisions, you should review the Indenture and any supplemental indentures that we have filed or will file with the SEC. See Where You Can Find More Information on how to locate these documents. You may also review these documents at the Trustee's offices at 5 Penn Plaza, New York, New York.

     The Indenture does not limit the amount of notes that may be issued. The Indenture permits us to issue notes in one or more series or tranches upon the approval of our board of directors pursuant to any supplemental indentures. Each series of notes may differ as to their terms.

     The notes are unsecured and will rank equally with all our unsecured unsubordinated debt. Substantially all of our fixed properties and franchises are subject to the lien of our first mortgage bonds issued under and secured by a Mortgage and Deed of Trust, dated as of February 1, 1940 (as previously supplemented and amended) between us and The Bank of New York, as trustee. For current information on our debt outstanding see our most recent Form 10-K and Form 10-Q. See Where You Can Find More Information.

     The notes will be denominated in U.S. dollars and we will pay principal and interest in U.S. dollars. Unless an applicable pricing or prospectus supplement states otherwise, the notes will not be subject to any conversion, amortization, or sinking fund. We expect that the notes will be "book-entry," represented by a permanent global note registered in the name of The Depository Trust Company, or its nominee. We reserve the right, however, to issue note certificates registered in the name of the noteholders.

     In the discussion that follows, whenever we talk about paying principal on the notes, we mean at maturity or redemption. Also, in discussing the time for notices and how the different interest rates are calculated, all times are New York City time and all references to New York mean the City of New York, unless otherwise noted.

     The following terms may apply to each note as specified in the applicable pricing or prospectus supplement and the note.

Redemptions

     If we issue redeemable notes, we may redeem such notes at our option unless an applicable pricing or prospectus supplement states otherwise. The pricing or prospectus supplement will state the terms of redemption. We may redeem notes in whole or in part by delivering written notice to the noteholders no more than 60, and not less than 30, days prior to redemption. If we do not redeem all the notes of a series at one time, the Trustee selects the notes to be redeemed in a manner it determines to be fair.

Remarketed Notes

     If we issue notes with remarketing features, an applicable pricing or prospectus supplement will describe the terms for the notes including: interest rate, remarketing provisions, our right to redeem notes, the holders' right to tender notes, and any other provisions.

Book-Entry Notes - Registration, Transfer, and Payment of Interest and Principal

     Unless otherwise stated in a prospectus supplement, book-entry notes of a series will be issued in the form of a global note that the Trustee will deposit with The Depository Trust Company, New York, New York ("DTC"). This means that we will not issue note certificates to each holder. One or more global notes will be issued to DTC who will keep a computerized record of its participants (for example, your broker) whose clients have purchased the notes. The participant will then keep a record of its clients who purchased the notes. Unless it is exchanged in whole or in part for a note certificate, a global note may not be transferred; except that DTC, its nominees, and their successors may transfer a global note as a whole to one another.

     Beneficial interests in global notes will be shown on, and transfers of global notes will be made only through, records maintained by DTC and its participants.

     DTC has provided us the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Direct Participants") deposit with DTC. DTC also records the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for Direct Participants' accounts. This eliminates the need to exchange note certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

     Other organizations such as securities brokers and dealers, banks and trust companies that work through a Direct Participant also use DTC's book-entry system. The rules that apply to DTC and its participants are on file with the SEC.

     A number of its Direct Participants and the New York Stock Exchange, Inc., The American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. own DTC.

     We will wire principal and interest payments to DTC's nominee. We and the Trustee will treat DTC's nominee as the owner of the global notes for all purposes. Accordingly, we, the Trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global notes to owners of beneficial interests in the global notes.

     It is DTC's current practice, upon receipt of any payment of principal or interest, to credit Direct Participants' accounts on the payment date according to their respective holdings of beneficial interests in the global notes as shown on DTC's records. In addition, it is DTC's current practice to assign any consenting or voting rights to Direct Participants whose accounts are credited with notes on a record date. The customary practices between the participants and owners of beneficial interests will govern payments by participants to owners of beneficial interests in the global notes and voting by participants, as is the case with notes held for the account of customers registered in "street name." However, payments will be the responsibility of the participants and not of DTC, the Trustee or us.

     According to DTC, the foregoing information with respect to DTC has been provided to the Direct Participants and other members of the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

     Notes   represented  by  a  global  note  will  be  exchangeable  for  note certificates with the same terms in authorized denominations only if:

- DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or

- we determine not to require all of the notes of a series to be represented by a global note and notify the Trustee of our decision.

Note Certificates-Registration, Transfer, and Payment of Interest and Principal

     If we issue note certificates, they will be registered in the name of the noteholder. The notes may be transferred or exchanged, pursuant to administrative procedures in the indenture, without the payment of any service charge (other than any tax or other governmental charge) by contacting the paying agent. Payments on note certificates will be made by check.

Interest Rate

     The interest rate on the notes will either be fixed or floating. The interest paid will include interest accrued to, but excluding, the date of maturity or redemption. Interest is generally payable to the person in whose name the note is registered at the close of business on the record date before each interest payment date. Interest payable at maturity or redemption, however, will be payable to the person to whom principal is payable.

     If we issue a note after a record date but on or prior to the related interest payment date, we will pay the first interest payment on the interest payment date after the next record date. We will pay interest payments by check or wire transfer, at our option.

     Fixed Rate Notes

     A pricing or prospectus supplement will designate the record dates, payment dates and the fixed rate of interest payable on a note. We will pay interest quarterly or semi-annually, and upon maturity or redemption. Unless an applicable pricing or prospectus supplement states otherwise, if any payment date falls on a day that is not a business day, we will pay interest on the next business day and no additional interest will be paid. Interest payments will be the amount of interest accrued to, but excluding, each payment date. Interest will be computed using a 360-day year of twelve 30-day months.

     Floating Rate Notes

     Each floating rate note will have an interest rate formula. The applicable pricing supplement will state the initial interest rate or interest rate formula on each note effective until the first interest reset date. The applicable pricing or prospectus supplement will state the method and dates on which the interest rate will be determined, reset and paid.

Events of Default

     -    "Event of Default" means any of the following:

     - failure to pay the principal of (or premium, if any, on) any note of a series for three days after payment is due;

     - failure to pay any interest on any note of any series for 30 days after payment is due;

     - failure to perform any other requirements in such notes, or in the Indenture in regard to such notes, for 90 days after notice;

     - failure to pay any sinking fund installment for three days after payment is due;

     -    certain events of bankruptcy or insolvency; or

     -    any other event of default specified in a series of notes.

     An Event of Default for a particular series of notes does not necessarily mean that an Event of Default has occurred for any other series of notes issued under the Indenture. If an Event of Default occurs and continues, the Trustee or the holders of at least 33% of the principal amount of the notes of the series affected may require us to repay the entire principal of the notes of such series within ten days after the date of such notice ("Repayment Acceleration"). In most instances, the holders of at least a majority in aggregate principal amount of the notes of the affected series may rescind a previously triggered Repayment Acceleration if we have first cured our default by depositing with the Trustee enough money to pay all (unaccelerated) past due amounts and penalties, if any.

     The Trustee must within 90 days after a default occurs, notify the holders of the notes of the series of default unless such default has been cured or waived. We are required to file an annual certificate with the Trustee, signed by an officer, concerning any default by us under any provisions of the Indenture.

     Subject to the provisions of the Indenture relating to its duties in case of default, the Trustee shall be under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any holders unless such holders offer the Trustee reasonable indemnity. Subject to the provisions for indemnification, the holders of a majority in principal amount of the notes of any series may direct the time, method and place of conducting any proceedings for any remedy available to, or exercising any trust or power conferred on, the Trustee with respect to such notes.

Modification of Indenture

     Under the Indenture, our rights and obligations and the rights of the holders of any notes may be changed. Any change affecting the rights of the holders of any series of notes requires the consent of the holders of not less than a majority in aggregate principal amount of the outstanding notes of all series affected by the change, voting as one class. However, we cannot change the terms of payment of principal or interest, or a reduction in the percentage required for changes or a waiver of default, unless the holder consents. We may issue additional series of notes and take other action that does not affect the rights of holders of any series by executing supplemental indentures without the consent of any noteholders.

Consolidation, Merger or Sale

     We may merge or consolidate with any entity or sell our assets substantially as an entirety as long as the successor or purchaser expressly assumes the payment of principal, and premium, if any, and interest on the notes.

Legal Defeasance

     We will be discharged from our obligations on the notes of any series on the 91st day after the date of the deposit referred to in the first item below if, among other things:

     - we deposit with the Trustee sufficient cash or government securities to pay (i) the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the note of the series and (ii) any applicable mandatory sinking fund payments on the day such payments are due;

     - we deliver to the Trustee an opinion of counsel to the effect that such provision would not cause any outstanding notes then listed on a national security exchange to be delisted; and

     - we deliver to the Trustee an opinion of counsel stating that the federal income tax obligations of noteholders of that series will not change as a result of our performing the action described above.

     If this happens, the noteholders of the series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of notes and replacement of lost, stolen or mutilated notes. Covenant Defeasance

     We will be discharged from our obligations under certain restrictive covenants applicable to the notes of a particular series if, among other things, we perform all of the actions described above. See Legal Defeasance. If this happens, any later breach of that particular restrictive covenant will not result in Repayment Acceleration. If we cause an Event of Default apart from breaching that restrictive covenant, there may not be sufficient money or government obligations on deposit with the Trustee to pay all amounts due on the notes of that series. In that instance, we would remain liable for such amounts.

Governing Law

     The Indenture and notes of all series will be governed by the laws of the State of New York.

Concerning the Trustee

     We and our affiliates use or will use some of the banking services of the Trustee and other services of its affiliates in the normal course of business.

                              PLAN OF DISTRIBUTION

     We may sell the notes (a) through agents; (b) through underwriters or dealers; or (c) directly to one or more purchasers.

By Agents

     Notes may be sold on a continuing basis through agents designated by us. The agents will agree to use their reasonable efforts to solicit purchases for the period of their appointment.

     The Agents will not be obligated to make a market in the notes. We cannot predict the amount of trading or liquidity of the notes.

By Underwriters

     If underwriters are used in the sale, the underwriters will acquire the notes for their own account. The underwriters may resell the notes in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the notes will be subject to certain conditions.
The underwriters will be obligated to purchase all the notes of the series offered if any of the notes are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

Direct Sales

     We may also sell notes directly. In this case, no underwriters or agents would be involved.

General Information

     Underwriters, dealers, and agents that participate in the distribution of the notes may be underwriters as defined in the Securities Act of 1933 (the "Act"), and any discounts or commissions received by them from us and any profit on the resale of the notes by them may be treated as underwriting discounts and commissions under the Act.

     We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Act.

     Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our affiliates in the ordinary course of their businesses.

                                 LEGAL OPINIONS

     Our counsel, Simpson Thacher & Bartlett, New York, NY, and one of our lawyers will each issue an opinion about the legality of the notes for us. Dewey Ballantine LLP, New York, NY will issue an opinion for the agents or underwriters. From time to time, Dewey Ballantine LLP acts as counsel to our affiliates for some matters.

                                     EXPERTS

     The consolidated financial statements and related consolidated financial statement schedule incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

================================================================================







                                  $100,000,000



                       SOUTHWESTERN ELECTRIC POWER COMPANY



                     5.375% Senior Notes, Series C, due 2015




                           ---------------------------

                              PROSPECTUS SUPPLEMENT

                                  April 8, 2003
                           ---------------------------










                           Joint Book-Running Managers

                         Banc of America Securities LLC
                                    JPMorgan
                                ----------------

                                 Danske Markets





================================================================================